UNEX HOLDINGS INC

Ul. Sveti Kliment Ohridski 27, Apt. 8, Burgas, Bulgaria 8000, Tel. +359-884303333

December 7, 2018

Mr. Edward Kelly

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Unex Holdings, Inc.

Registration Statement on Form S-1

Filed November 5, 2018

File No. 333-228161

Dear Mr. Edward Kelly,

We received your letter dated December 3, 2018, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on November 5, 2018. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1 filed November 5, 2018

General Information About our Company, page 5

1. Please provide an overview here of what "geodesy services" are and how you intend to generate revenue by providing them.

Response:  In response to this comment we have provided an overview of what "geodesy services" are and how we intend to generate revenue by providing them.

The Offering, page 5

2. Please revise your presentation to disclose that 2,270,000 instead of 2,000,000 shares of common stock are outstanding before the offering to agree with your audited balance sheet as of August 31, 2018. To the extent that there has since been a change in your outstanding shares since your most recent balance sheet date, please provide disclosure for the subsequent transaction.

Response:  In response to this comment we have revised our presentation to disclose that 2,270,000 shares of common stock are outstanding before the offering. There was no change in our outstanding shares since our most recent balance sheet date.

Plan of Distribution for the Selling Stockholder..., page 13

3. Your cover page states selling stockholders will sell their shares of common stock at the fixed price of $0.03 per share for the duration of the offering; therefore, please remove the fifth bullet statement referring to "at the market to or through market makers...".

Response:  In response to this comment we have removed the fifth bullet statement referring to "at the market to or through market makers...".

Selling Stockholders, page 22

4. In the table, you show shares owned after the offering will be the same as shares owned prior to the offering, suggesting existing stockholders will not be selling shares in this offering. Please reconcile your disclosure.

Response:  In response to this comment we have reconciled our disclosure.

Note 3 – Summary of Significant Accounting Policies

Subsequent Events, page F-7

5. Please disclose the specific date the financial statements were available for issuance (i.e.,

through which subsequent events were evaluated) in accordance with ASC 855-10-50-1.

Response:  In response to this comment we have disclosed the specific date the financial statements were available to be issued.

Exhibits, page 33

6. Please file all exhibits with your next amendment, including your legality opinion and subscription agreement. See Item 601 of Regulation S-K.

Response:  In response to this comment we have filed our legality opinion and subscription agreement as exhibits to the Amendment #1 to S-1 Registration Statement.

This letter responds to all comments contained in your letter dated December 3, 2018.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Veniamin Minkov

Veniamin Minkov, President